Freeport-McMoRan Copper & Gold	Douglas N. Currault II
333 North Central Ave., Phoenix, AZ 85004	Assistant General Counsel
and Corporate Secretary
(602) 366-8093 Tel
(602) 453-2871 Fax
Douglas_Currault@fmi.com

May 16, 2013

Via EDGAR Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: James Lopez

Re:	Freeport-McMoRan Copper & Gold Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013
File No. 001-11307-01
Dear Mr. Lopez:
On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by email dated May 3, 2013, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”) filed with the Commission on February 22, 2013, as amended on April 23, 2013. We have reproduced below the full text of the Staff’s comment in italics, which is followed by our response.

Form 10-K/A filed April 23, 2013

Executive Officer Compensation, page 9

Compensation Discussion and Analysis, page 9

Comment: We note the graphs and tables depicting Total Direct Compensation on pages 12 and 23 and the graph depicting Realizable Compensation on page 25. Please confirm that in future filings you will not present these alternative tables more prominently than the Summary Compensation Table required by Item 402(c) of the Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Lastly, please confirm that in future filings you will clearly explain the differences between the compensation reflected in Total Direct Compensation, Realizable Compensation and the Summary Compensation Table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

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May 16, 2013

Response: With regard to the graphs and tables depicting Total Direct Compensation on pages 12 and 23 and the graph depicting Realizable Compensation on page 25, we confirm that in future filings we will not present these alternative tables more prominently than the Summary Compensation Table required by Item 402(c) of the Regulation S-K. Specifically, we will not use a larger font size in the alternative tables than that used for the Summary Compensation Table required by Item 402(c) of the Regulation S-K.

We also confirm that in future filings we will disclose that the alternative tables are not a substitute for the Summary Compensation Table and we will expand our explanation of the differences between each of these tables and the Summary Compensation Table. Specifically, we would revise the paragraph following the “2012 Total Direct Compensation” table on page 23 to read as follows (new language underlined):
Comparison of Total Direct Compensation to Amounts Included in Summary Compensation Table for 2012. The above table differs from the 2012 Summary Compensation Table required by the SEC, which appears on page 30, and is not a substitute for that table. The 2012 Summary Compensation Table includes amounts reflecting the change in the actuarial present value of certain executives' accumulated pension benefits and additional compensation amounts identified as “all other compensation.” The above table excludes these amounts because the committee does not consider these amounts part of their annual compensation decisions. The values of salary and non-equity incentive plan compensation reflected in the 2012 Summary Compensation Table are equivalent to the base salary and the cash portion of the annual incentive award reflected above. However, the value of the performance-based RSUs and stock options reflected in the table above are not the same values reported in the 2012 Summary Compensation Table. SEC regulations require that the Summary Compensation Table include the value of equity awards granted “in” a given year, but we view the equity awards granted following the fiscal year end, specifically the stock options and performance-based RSUs under our AIP, as part of the total compensation for the preceding fiscal year. As such, the equity awards included in the 2012 Summary Compensation Table reflect the value of stock options and performance-based RSUs granted in February 2012 for performance in 2011, and not the stock options and performance-based RSUs granted in 2013 for performance in 2012, which are reflected in the table above.

We would also revise the paragraph under “Realizable Pay” on pages 24 and 25 to read as follows (new language underlined):

In addition to reviewing total direct compensation, the committee also believes that it is important to review and assess “realizable” compensation over the last three years for our Chairman and CEO. Realizable compensation differs from the amounts shown in the 2012 Summary Compensation Table required by the SEC, which appears on page 30, and is not a substitute for that table. Realizable compensation only includes the following elements of compensation

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May 16, 2013

found in the 2012 Summary Compensation Table, and the valuation of certain of these elements differs as noted below:

•	base salary for the three-year period (this value is equivalent to the aggregate value in the 2012 Summary Compensation Table),

•	cash awards under the AIP for the three-year period (this value is equivalent to the aggregate value in the 2012 Summary Compensation Table),

•
for performance-based RSUs that were granted during the three-year period, the value of such awards at vesting or, if unvested, the value as of the end of the three-year period (this value differs from the aggregate value reported in the 2012 Summary Compensation Table, which reports the grant date fair value of the performance-based RSUs granted during the three-year period), and

•
for stock options that were granted during the three-year period, the value received upon exercise of such awards, or if unexercised, the value as of the end of the three-year period based on the Black-Scholes pricing model (this value differs from the aggregate value reported in the 2012 Summary Compensation Table, which reports the grant date fair value of the stock options granted during the three-year period).

As shown in the graph below, realizable compensation for each of our Chairman and CEO for the three-year period was lower than his aggregate reported compensation in the 2012 Summary Compensation Table, primarily resulting from our actual stock price performance over the three-year period. Specifically, the decline in our stock price during the three-year period impacted both the actual value received by each of our Chairman and CEO in connection with vested performance-based RSUs and also the value of outstanding awards at the end of the period. In contrast, the values included in the 2012 Summary Compensation Table for these awards are the grant date fair values and thus do not reflect the impact of future stock price performance.
The Company will include these changes in its definitive proxy statement to be filed in connection with its 2013 annual meeting of stockholders. The Company expects to file the definitive proxy statement with the Securities and Exchange Commission in early June 2013.
___________________________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.
Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:	Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.

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